SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 333-148005

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q
☐ Form N-SAR	☐ Form N-CSR

For Period Ended: November 30, 2103

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________________________

PART I
REGISTRANT INFORMATION

Full name of registrant	Cala Energy Corp.

Address of principal executive office	777 South Post Oak Lane
City, state and zip code	One Riverway Suite 1700; PMB#1554 Houston, TX 77056

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the quarter ended November 30, 1013 has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such report no later than five days after its original prescribed due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Terry Butler, Chief Executive Officer	(281)	667-9360
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes     ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes      ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s Report on Form 10-Q for the quarter ended November 30, 2013 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-Q. During the year ended February 28, 2013, the Company disposed of its former business and, at November 30, 2013 was, and currently is, developing a business plan pursuant to which the Company, through a 95% owned subsidiary, will engage in the business of offering enhanced oil recovery and supplying materials to the oil fields in Indonesia. The Company presently has only one officer who is available only on a part-time basis. The Company has not generated any revenue from operations for the quarter and nine months ended November 30, 2013, and expects to report a loss from continuing operations of approximately $62,000 for the quarter and $195,000 for the nine months ended November 30, 2013, which represents general and administrative expenses. The loss from the operations for the nine months ended November 30, 2012 of approximately $580,000 includes a loss from operations of spun-off subsidiaries of approximately $230,000. The Company’s Report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

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Cala Energy Corp.
 Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 14, 2014	By:	/s/ Terry Butler
	Name:	Terry Butler
	Title:	Chief Executive Officer

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